Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

UK launches £70m pilot scheme for rapid EV chargers

One of the Stardust team members contributed to the following article, which was published on Innovation News Network on December 7, 2023:

The UK is investing £70m to fund a pilot scheme that will trial rapid EV chargers across its motorway network.

Announced by Transport Secretary Mark Harper at COP28, the project will see rapid EV chargers constructed at ten trial sites in motorway service areas in England.

These ultra-rapid chargers will have increased electrical network capacity, which will ensure the electricity supply is future-proofed for at least ten years.

Harper added: “This government is on the side of drivers, and working with the private sector to provide robust chargepoint infrastructure is part of our Plan for Drivers, with today’s announcement paving the way for more ultra-rapid chargepoints.

“This £70 million pilot scheme is the starting point and sends a message to consumers and industry that we are investing wisely and rapidly to grow the future of transport in the UK.”

This funding is the latest in over £2bn of investment that has seen EV charging grow by 42% over the last year.

UK Government investments in EV charging infrastructure.

The latest EV initiative is part of the government’s rapid charging fund (RCF), which will cover some of the costs involved in upgrading the electricity grid at motorway services to power rapid EV chargers.

This will help galvanise private investment in the UK’s charging network, as providers and consumers will have more confidence in the infrastructure.

The pilot scheme will be delivered by National Highways and will gather evidence to design a full fund, proving how essential a highly visible and dependable longer-distance charging network is for the EV transition.

Anthony Browne, the UK Technology and Decarbonisation Minister, explained: “This is an important next step in our journey to net zero and demonstrates the government’s commitment to help the private sector expand our charging network.

“The scheme follows our world-leading zero emission vehicle mandate, meaning we are truly supporting drivers and industry in making the switch to electric.”

The government has also launched a ten-week rapid charging fund consultation to gain insights from stakeholders such as chargepoint and motorway service operators and electricity suppliers on where rapid EV chargers are needed and the most optimal way to design the RCF.

Roadmap for decarbonised transport unveiled at COP28

Earlier this week, the inaugural global zero-emission vehicle (ZEV) transition roadmap was unveiled, marking a milestone in the drive to reduce carbon emissions from road travel worldwide.

This pioneering roadmap aims to enhance comprehension and ease of access to the international effort to decarbonise road transportation. It also aims to transparently outline the financial support accessible to emerging economies and nascent markets.

Pledging to provide yearly updates at forthcoming COP gatherings, this initiative charts a course towards cleaner global travel, prioritising inclusivity to ensure every nation progresses along this transformative path.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and the Company’s future financial performance following the transaction, as well as GPAC II’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor the Company presently know or that GPAC II or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor the Company gives any assurance that either GPAC II or the Company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II will file a Registration Statement with the SEC that will include a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GPAC II, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transaction. Once available, shareholders of GPAC II will also be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus, and other documents containing important information about GPAC II and Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC.

Participants in the Solicitation

GPAC II, the Company and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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